Exhibit 99.1

Snow Lake Lithium Succeeds in Court and Shareholder Meeting Set for December 15, 2022

MANITOBA, CAN, August 8, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium (Nasdaq: LITM) (“Snow Lake” or the “Company”) is pleased to update its shareholders on the following developments:

The Company appeared in the Court of Queen’s Bench (Manitoba) on July 28, 2022 to have the special meeting of shareholders purportedly called by a group of shareholders of the Company (the “Concerned Shareholders”) for August 10, 2022 be declared null and void. The Company’s application was successful in all respects. Pursuant to a Court order issued on August 5, 2022, the special meeting as called by the Concerned Shareholders is invalid, as will any business conducted at such meeting should one be convened. Additionally, the Court ordered that the special meeting of the shareholders of the Company called by the Board for December 15, 2022 has been validly called in accordance with the relevant provisions of The Corporations Act (Manitoba), being the law applying to the Company’s corporate conduct and governance. Accordingly, any materials received from the Concerned Shareholders in connection with the August 10th invalidly called meeting should be disregarded.

The decision of the Court is consistent with the position that the Company has taken since the dissident group led by the Concerned Shareholders announced its intention to hold its own shareholders’ meeting in the face of the Company’s decision to call an annual general meeting and special meeting of the shareholders for December 15, 2022. Shareholders will receive a formal notice of that meeting in due course together with an Information Circular stating with specificity the business to be conducted thereat. There is currently no need for any shareholder to take any action.

Philip Gross, CEO and Chairman of Snow Lake, commented, “We are pleased to announce the successful Court order of our application. With resolution to this matter, we are now able to continue to focus our efforts on accomplishing our mission to become the world’s first fully electric and sustainable lithium mine and an integral component of the North American EV ecosystem.  On behalf of the management team and board, we remain diligent in executing against our plan, displayed by the progress of our ongoing drilling campaign, and creating long-term shareholder value. In addition, we are excited to report that our environmental baseline, metallurgy and lithium hydroxide scoping study remain underway and are progressing in accordance with our previously disclosed timeline of key milestones. We look forward to updating the market on our resource expansion and drill results as they are collected over the coming months.”

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

For more information, please contact:

media@snowlakelithium.com

ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8